EXHIBIT 99.42

MATERIAL CHANGE REPORT
DATED DECEMBER 4, 2009

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia   V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

December 3, 2009

3.	Press Release

The press release was released on December 3, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

See attached press release for details.

5.	Full Description of Material Change

See attached press release for details.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

December 4, 2009

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	3rd December 2009

TASMAN RECEIVES 43-101 TECHNICAL REPORT FROM NORRA KARR REE PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, announces the Company has received a National Instrument (NI) 43-101 Technical Report relating to the Norra Kärr REE project.  Norra Kärr is a peralkaline nepheline syenite intrusion which covers 400m x 1200m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  The project is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.  Norra Kärr shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Tasman is the 100% owner of thirty nine claims and claim applications for strategic metals, including rare earth elements (REE) in Sweden, Finland and Norway.

The NI43-101 report was prepared by Mr. John Nebocat of Pacific Geological Services, an independent qualified geologist, following a visit to site in November 2009.  Mr. Nebocat audited historic exploration data, verified REE and Zr assays in the range reported by previous explorers via independent sampling, and commented “The dimensions of the intrusive complex, including the wide mineralized intervals obtained in the trenches, suggest that a potentially economic zirconium/hafnium/rare earths deposit could be discovered and developed on the Norra Kärr property.”

As a result of this work and noting the paucity of outcrop, Mr. Nebocat suggested additional surface exploration would not contribute to the knowledge base of the project, instead proposing a first phase 3,000 metre diamond drilling program estimated to cost approximately CDN$415,000.  Subject to positive results in this first phase, a second program was recommended including a metallurgical study and an additional 6,000 metres of drilling estimated at CDN$910,000.

Following Mr. Nebocat’s recommendations, Tasman will focus its exploration efforts during the northern winter on the Norra Kärr project.  Tasman has submitted requests for a permit to drill to local authorities for a first phase 3000m, 20 hole diamond drill program, proposed to commence in mid-December 2009.  The drill program is designed to test the three dimensional REE grade distribution throughout Norra Kärr, provide data for future resource calculations and suitable core sample for future metallurgical testwork.  Drilling is planned to test to 100m vertical depth.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE (see Table 1 for full element list) consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Mr Saxon states, “Mr Nebocat’s recommendations concur with observations of Tasman’s geologists, that the Norra Kärr project is “drill ready”. The Company will commence drilling as soon as the necessary permits and contracts are in place.  The excellent infrastructure at site allows simple two wheel driving access, enabling work to move at a fast pace.”
A copy of the NI43-101 report will be available on SEDAR and posted on the company website.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

2

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Acronyms used throughout this press release are defined below:

REE                         rare earth elements, lanthanum to lutetium by atomic weight plus yttrium
LREE                      light rare earth elements, lanthanum to samarium by atomic weight
HREE                      heavy rare earth elements, europium to lutetium plus yttrium
TREO                      rare earth elements, calculated as oxides, including lanthanum to lutetium plus yttrium
HREO                      heavy rare earth elements, as per HREE above, calculated as oxides
LREO                      light rare earth elements, as per LREE above, calculated as oxides

		METAL	OXIDE	NAME	USAGE
		Sc		Scandium	X-ray tubes, catalysts for polymerisation, hardened Ni-Cr superalloys, dental porcelain.
		Zr	ZrO2	Zirconium	Zirconium is used as an alloying agent due to its high resistance to corrosion.
		Nb	Nb2O3	Niobium	Niobium is used mostly in alloys, the largest part in special steel such as that used in gas pipelines.

RARE EARTH ELEMENT (LANTHANIDES)	LIGHT REE’S	La	La2O3	Lanthanum	Ceramic glazes, high quality optical glass, camera lenses, microwave crystals, ceramic capacitors.
		Ce	Ce2O3	Cerium	Glass polishing, petroleum cracking catalysts, alloys - with iron for sparking flints for lighters, with aluminium, magnesium and steel for improving heat and strength properties, radiation shielding.
		Pr	Pr2O3	Praseodymium	Yellow ceramic pigments, tiles, ceramic capacitors. With neodymium in combination for goggles to shield glass makers against sodium glare, permanent magnets, cryogenic refrigerant.
		Nd	Nd2O3	Neodymium	Ceramic capacitors, glazes and coloured glass, lasers, high strength permanent magnets as neodymium-iron-boron alloy, petroleum cracking catalysts.
		Pm	Pm2O3	Promethium	Radioactive promethium in batteries to power watches, guided missile instruments.
		Sm	Sm2O3	Samarium	In highly magnetic alloys for permanent magnet as Samarium-Cobalt alloy; probably will be superseded by neodymium. Glass lasers. Reactor control and neutron shielding.
	HEAVY REE’S	Eu	Eu2O3	Europium	Control rods in nuclear reactors. Coloured lamps, cathode ray tubes. Red phosphor in TV tubes.
		Gd	Gd2O3	Gadolinium	Solid state lasers, constituent of computer memory chips, high temperature refractories.
		Tb	Tb2O3	Terbium	Cathode ray tubes, magnets, optical computer memories; hard disk components.
		Dy	Dy2O3	Dysprosium	Controls nuclear reactors. Alloyed with neodymium for permanent magnets. Catalysts.
		Ho	Ho2O3	Holmium	Controls nuclear reactors; catalysts; refractories.
		Er	Er2O3	Erbium	In ceramics to produce a pink glaze; infra-red absorbing glasses.
		Tm	Tm2O3	Thulium	X-ray source in portable X-ray machines.
		Yb	Yb2O3	Ytterbium	Practical values presently unknown. Research.
		Lu	Lu2O3	Lutetium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for colour television, superconductors.
		Y	Y2O3	Yttrium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for TV.

		Hf	HfO2	Hafnium	Hafnium is used in filaments, electrodes, and semiconductor fabrication processes for circuits

Table 1: Strategic Metals, including Rare Earth Elements and their common usage